EXHIBIT 99.4
                                                                  ------------



                                  CERTIFICATION


         In connection with the Current Report of Precision Drilling Corporation (the "Company") on Form 6-K for the quarter ending September 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dale E. Tremblay, Senior Vice-President & Chief Financial Officer of the Company, certify that:

     1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/ Dale E. Tremblay
---------------------------------
Dale E. Tremblay
Senior Vice President & Chief Financial Officer

November 18, 2003



A signed original of this written statement required by Section 906 has been provided to Precision Drilling Corporation and will be retained by Precision Drilling Corporation and furnished to the Securities and Exchange Commission or its staff upon request.